SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                         GENESIS HEALTH VENTURES, INC.

             (Exact Name of Registrant as Specified in its Charter)

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

                       Pennsylvania                                                 06-1132947
         (State of Incorporation or Organization)                                 (IRS Employer
                                                                              Identification Number)
                   101 East State Street
               Kennett Square, Pennsylvania                                           19348
         (Address of Principal Executive Offices)                                   (Zip Code)
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     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General
Instruction A.(c), please check the following box: []

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: [x]

                Securities Act registration statement file number
                       to which this form relates: [N/A]


        Securities to be registered pursuant to Section 12(b) of the Act:
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
                                                                         Name of Each Exchange on Which
          Title of Each Class to be so Registered                        Each Class is to be Registered
          ----------------------------------------                       -------------------------------
                           N/A

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        Securities to be registered pursuant to Section 12(g) of the Act:


                         PREFERRED SHARE PURCHASE RIGHTS
                              (Title of Each Class)

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Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED.

                  On November 13, 2003, the Board of Directors of Genesis Health Ventures, Inc., a Pennsylvania corporation, declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.02 per share. The dividend is payable on December 1, 2003 to the stockholders of record on December 1, 2003.

                  Our Board has adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 20% or more of our outstanding common stock without the approval of our Board. The Rights Agreement should not interfere with any merger or other business combination approved by our Board.

                  For those interested in the specific terms of the Rights Agreement as made between our Company and StockTrans, Inc., as the Rights Agent, dated as of November 18, 2003, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Registration Statement on Form 8-A. A copy of the agreement is available free of charge from our Company.

THE RIGHTS. Our Board authorized the issuance of a Right with respect to each issued and outstanding share of common stock on December 1, 2003. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock we issue after December 1, 2003 until the Distribution Date described below.

EXERCISE PRICE. Each Right will allow its holder to purchase from our Company one one-hundredth of a share of Series B Junior Participating Preferred Stock (a "Preferred Share") for $100.00, once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

EXERCISABILITY. The Rights will not be exercisable until

o 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 20% or more of our outstanding common stock, or, if earlier,

o 10 business days (or a later date determined by our Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if consummated, would result in that person or group becoming an Acquiring Person.

                  We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights

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certificates that we  will mail to all eligible holders of common stock. Any
Rights held by an Acquiring Person are void and may not be exercised.

                  Our Board may reduce the threshold at which a person or group becomes an Acquiring Person from 20% to not less than 10% of the outstanding common stock.

CONSEQUENCES OF A PERSON OR GROUP BECOMING AN ACQUIRING PERSON.

o Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $100.00, purchase shares of our common stock with a market value of $200.00, based on the market price of the common stock prior to such acquisition.

o Flip Over. If our Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $100.00, purchase shares of the acquiring corporation with a market value of $200.00, based on the market price of the acquiring corporation's stock prior to such merger.

PREFERRED SHARE PROVISIONS.

Each one one-hundredth of a Preferred Share, if issued:

o    will not be redeemable.

o will entitle holders to quarterly dividend payments of $.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

o will entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of common stock, whichever is greater.

o    will have the same voting power as one share of common stock.

o if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a Preferred Share should approximate the value of one share of common stock.

EXPIRATION. The Rights will expire on December 1, 2013.

REDEMPTION. Our Board may redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

EXCHANGE. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our Board may extinguish the
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Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

ANTI-DILUTION PROVISIONS. Our Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

AMENDMENTS. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. However, our Board may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of our outstanding common stock. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, our Board may not amend the agreement in a way that adversely affects holders of the Rights.

                  The Rights Agreement, dated as of November 18, 2003, between the Company and StockTrans, Inc., as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.   EXHIBITS.


          4.1 Rights Agreement, dated as of November 18, 2003, between Genesis Health Ventures, Inc. and StockTrans, Inc., which includes the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.



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                                    SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: November 18, 2003
                                                 GENESIS HEALTH VENTURES, INC.


                                                 By:  /s/ James J. Wankmiller
                                                    ---------------------------
                                                    Name: James J. Wankmiller
                                                    Title: Senior Vice President




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                                  EXHIBIT LIST




          4.1 Rights Agreement, dated as of November 18, 2003, between Genesis Health Ventures, Inc. and StockTrans, Inc., which includes the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.